Exhibit 23.1

Independent Auditors’ Consent

We consent to the incorporation by reference in Registration Statements No. 333-46882 on Form S-3, No. 333-62008 on Form S-8 and No. 333-56194 on Form S-8 of Pathmark Stores, Inc. (the “Company”), of our report dated April 8, 2004 (which report expresses an unqualified opinion and includes explanatory paragraphs relating to : (a) the change in the method of accounting for goodwill and other intangible assets effective as of February 3, 2002; and (b) the change in the method of accounting for cash consideration received from vendors effective as of February 3, 2002), appearing in this Annual Report on Form 10-K of Pathmark Stores, Inc. for the year ended January 31, 2004.

DELOITTE & TOUCHE LLP

New York, New York

April 8, 2004